 SC 13D/A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

CHOICE ONE COMMUNICATIONS INC.
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
Title of Class of Securities)

17038P104
(Cusip Number)

Kenneth Clifford
Morgan Stanley Capital Partners III, Inc.
MSDW Capital Partners IV, Inc.
1585 Broadway
NY, NY 10036
Tel: (212) 761-7283
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2002
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:  ☐

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See Rule 13d‑7 for other parties to whom copies are to be sent.

      1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed”" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833964109	13D		Page 2 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	19,970,065
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	19,970,065
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,970,065 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6% - See Item 5
14.			TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 3 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III, LLC

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	10,394,269
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	10,394,269
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,394,269 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6% - See Item 5
14.			TYPE OF REPORTING PERSON* OO, IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 4 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	10,394,269
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	10,394,269
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,394,269 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6% - See Item 5
14.			TYPE OF REPORTING PERSON* IA, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 5 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	9,188,147
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	9,188,147
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,188,147 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% - See Item 5
14.			TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 6 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Investors, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	259,030
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	259,030
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,030 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% - See Item 5
14.			TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 7 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III 892 Investors, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	947,092
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	947,092
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,092 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% - See Item 5
14.			TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 8 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSDW Capital Partners IV, LLC

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	9,575,796
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	9,575,796
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,796 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% - See Item 5
14.			TYPE OF REPORTING PERSON* OO, IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 9 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSDW Capital Partners IV, Inc.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	9,575,796
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	9,575,796
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,575,796 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% - See Item 5
14.			TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 10 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Dean Witter Capital Partners IV, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	8,651,808
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	8,651,808
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,651,808 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% - See Item 5
14.			TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 11 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSDW IV 892 Investors, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	682,837
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	682,837
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,837 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% - See Item 5
14.			TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 833964109	13D		Page 12 of 21 Pages

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Dean Witter Capital Investors IV, L.P.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.			SEC USE ONLY
4.			SOURCE OF FUNDS* OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	-0-
	8.	SHARED VOTING POWER	241,157
	9.	SOLE DISPOSITIVE POWER	-0-
	10.	SHARED DISPOSITIVE POWER	241,157
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,157 - See Item 5
12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% - See Item 5
14.			TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

      Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in the original Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D, unless otherwise noted.

      Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Choice One Communications Inc., a Delaware corporation (“Choice One” or the “Company”). The principal executive offices of Choice One are located at 100 Chestnut Street, Rochester, NY 14604-2417.

      Item 2. Identity and Background.

      This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Morgan Stanley, a Delaware corporation (“MS”), (2) Morgan Stanley Capital Partners III, Inc., a Delaware corporation (“MSCP III, Inc”), (3) MSCP III, LLC, a Delaware limited liability company (“MSCP III, LLC”), (4) Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership (“MSCP III, LP”), (5) MSCP III 892 Investors, L.P., a Delaware limited partnership (“MSCP III 892”), (6) Morgan Stanley Capital Investors, L.P., a Delaware limited partnership (“MSCI”, and collectively with MSCP III, LP and MSCP III 892, the “MSCP III Funds”), (7) MSDW Capital Partners IV, Inc., a Delaware corporation (“MSDW IV, Inc.”), (8) MSDW Capital Partners IV, LLC, a Delaware limited liability company (“MSDW IV, LLC”), (9) Morgan Stanley Dean Witter Capital Partners IV, L.P., a Delaware limited partnership (“MSDW IV, LP”), (10) MSDW IV 892 Investors, L.P., a Delaware limited partnership (“MSDW IV 892”), and (11) Morgan Stanley Dean Witter Capital Investors IV, L.P., a Delaware limited partnership (“MSDWCI IV, LP”, and collectively with MSDWCP IV, LP and MSDW IV 892, the “MS IV Funds”).

      The general partner of each of the MSCP III Funds is MSCP III, LLC. The corporate managing member of MSCP III, LLC is MSCP III, Inc., a wholly-owned subsidiary of MS.

      The general partner of each of the MS IV Funds is MSDW IV, LLC. The corporate managing member of MSDW IV, LLC is MSDW IV, Inc., a wholly-owned subsidiary of MS.

      The address of the principal business and principal office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

      During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

      The following additional paragraphs are added after the last paragraph of Item 3 of the original Schedule 13D:

      Additional warrants (the “New 2002 Warrants”) to purchase shares of Common Stock were acquired by the MS IV Funds on September 12, 2002 in connection with certain additional financing being provided to the Company. (See Item 4 below for further details.)

      Item 4. Purpose of Transaction.

      The following additional paragraphs are added after the last paragraph of Item 4 of the original Schedule 13D:

      On September 13, 2002, the Company issued warrants to certain of the Company’s lenders including the MS IV Funds in consideration for (1) loans to the Company in the aggregate principal amount of $48,875,000 under the Company’s Credit Agreement (“Credit Agreement”) dated as of August 1, 2000 (as amended) among the Company, the MS IV Funds and other lenders party thereto, (2) amendments to the Company’s Bridge Financing Agreement dated as of August 1, 2000 (as amended) among the Company and the lenders party thereto to permit the increase in the amount of the aggregate credit facility of the Credit Agreement and to extend the ability of the Company to pay interest in kind to the Bridge Financing Agreement lenders and (3) amendments to the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock. Simultaneously with entering into the Credit Agreement and Bridge Financing Agreement, the Company, the MS IV Funds and other parties thereto also entered into certain other agreements, including a (a) Warrant Issuance Agreement (“Warrant Issuance Agreement”), (b) Amendment No. 7 to the Registration Rights Agreement (“Amendment No. 7”) and (c) Amendment No. 13 to the Transaction Agreement (“Amendment No. 13”).

      In connection with this transaction, the New 2002 Warrants were issued to the MS IV Funds to purchase 5,567,089 shares of Common Stock at an exercise price of $0.01 per share and additional warrants were issued to the MS IV Funds as a result of the triggering by this transaction of the anti-dilution provisions of the existing warrants held by the MS IV Funds. The New 2002 Warrants are only exercisable once the requirements described in the next paragraph have been satisfied. Pursuant to Amendment No. 7, the MS IV Funds have the benefit of the Registration Rights Agreement with respect to the New 2002 Warrants. Pursuant to Amendment No. 13, the New 2002 Warrants held by the MS IV Funds are subject to the tag-along and drag-along rights set forth in the Transaction Agreement.

      Under the rules of the National Association of Securities Dealers, Inc., shareholder approval is required to authorize the issuance of the Company’s common stock pursuant to the warrants issued in connection with this transaction, in an amount which could potentially be equal to or greater than 20% of the issued and outstanding common stock of the Company. By written consent dated September 13, 2002, stockholders holding more than 50% of the issued and outstanding shares of common stock of the Company gave the requisite approval of such issuance. Such authorization will become effective 20 days after the Company has mailed to its shareholders an information statement after it has been first filed and filed and approved by the Securities and Exchange Commission (the “SEC”).

      Pursuant to the Warrant Issuance Agreement, the Company agreed to (i) use reasonable best efforts to secure the listing of all shares of Common Stock issued upon the exercise of all of the warrants issued in connection with this transaction, including the New 2002 Warrants, and (ii) file with the SEC on or before October 13, 2002 a preliminary information statement relating to obtaining shareholder approval of the transaction and the issuance of shares of common stock upon the exercise of the warrants and to use its reasonable best efforts to have such statement cleared by the SEC.

      Item 5. Interest in Securities of the Issuer.

      (a)   For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own19,970,065 shares of Common Stock, or approximately 39.6% of the outstanding shares of Common Stock, which includes Warrants to purchase 2,007,189 shares of Common Stock, 2002 Warrants to purchase 1,351,961 shares of Common Stock and New 2002 Warrants to purchase 5,567,089 shares of Common Stock (on the terms described in Item 4 above). MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, LLC and MSCP III, Inc. may be deemed to beneficially own 10,394,269 shares of Common Stock, or approximately 20.6% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, L.P. may be deemed to beneficially own 9,188,147 shares of Common Stock, or approximately 18.2% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCI III, L.P. may be deemed to beneficially own 259,030 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III 892 may be deemed to beneficially own 947,092 shares of Common Stock, or approximately 1.9% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV, Inc. and MSDW IV, LLC may be deemed to beneficially own 9,575,796 shares of Common Stock, or approximately 19.0% of the outstanding shares of Common Stock, which includes Warrants to purchase 2,007,189 shares of Common Stock, 2002 Warrants to purchase 1,351,961 shares of Common Stock and New 2002 Warrants to purchase 5,567,089 shares of Common Stock (on the terms described in Item 4 above).

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCP IV, LP may be deemed to beneficially own 8,651,808 shares of Common Stock, or approximately 17.1% of the outstanding shares of Common Stock, which includes Warrants to purchase 1,804,401 shares of Common Stock, 2002 Warrants to purchase 1,215,374 shares of Common Stock, and New 2002 Warrants to purchase 5,004,581 shares of Common Stock (on the terms described in Item 4 above).

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV 892 may be deemed to beneficially own 682,837 shares of Common Stock, or approximately 1.4% of the outstanding shares of Common Stock, which includes Warrants to purchase 153,538 shares of Common Stock, 2002 Warrants to purchase 103,417 shares of Common Stock and New 2002 Warrants to purchase 425,882 shares of Common Stock (on the terms described in Item 4 above).

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCI IV, LP may be deemed to beneficially own 241,157 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock, which includes Warrants to purchase 49,250 shares of Common Stock, 2002 Warrants to purchase 33,176 shares of Common Stock and New 2002 Warrants to purchase 136,626 shares of Common Stock (on the terms described in Item 4 above).

      The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

      (b)  By virtue of the relationship previously reported under Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by the MSCP III Funds.

      By virtue of the relationship previously reported under Item 2 of this statement, MS, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by the MS IV Funds.

      (c)  None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

      (d)  By virtue of the relationships described in Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by the MSCP III Funds and the proceeds from the sale of the shares of Common Stock.

      By virtue of the relationships described in Item 2 of this statement, each of MS, MSDW IV, Inc., and MSDW IV, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock and held by the MS IV Funds and the proceeds from the sale of the shares of Common Stock, Warrants, the 2002 Warrants and the New 2002 Warrants.

      (e)Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See response to Item 4.

      Item 7. Material to be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement among the Reporting Persons

Exhibit 2:	Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 3:	Amendment No. 1 dated as of December 18, 1998, to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 4:	Amendment No. 2 dated as of February 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 5:	Amendment No. 3 dated as of May 14, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 6:	Amendment No. 4 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 7:	Amendment No. 5 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 8:	Amendment No. 6 dated as of November 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 9:	Amendment No. 7 dated as of August 1, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity #

Exhibit 10:	Amendment No. 8 dated as of December 20, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity >

Page 16 of 21

Exhibit 11:	Amendment No. 9 dated as of March 13, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity *

Exhibit 12:	Amendment No. 10 dated as of June 21, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity *

Exhibit 13:	Amendment No. 10 dated as of November 9, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity =

Exhibit 14:	Amendment No. 11 dated as of December 19, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity =

Exhibit 15:	Securities Purchase Agreement dated as of August 1, 2000 among Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P. and Choice One Communications Inc. #

Exhibit 16:	Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

Exhibit 17:	Amendment No. 1 dated as of February 18, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

Exhibit 18:	Amendment No. 2 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

Exhibit 19:	Amendment No. 3 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

Exhibit 20:	Amendment No. 4 dated as of August 1, 2000 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders #

Exhibit 21:	Amendment No. 5 dated as of November 9, 2001 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders *

Exhibit 22:	Agreement dated as of March 31, 2002 between Choice One Communications Inc. and certain Holders %

Exhibit 23:	Amendment No. 6 dated as of March 31, 2002 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders ^

Page 17 of 21

+ Previously filed as an exhibit to Form S-1 of Choice One filed November 19, 1999

> Previously filed as an exhibit to Choice One’s report on Form 10-K filed March 6, 2001

# Previously filed as an exhibit to Choice One’s report on Form 8-K filed August 11, 2000

= Previously filed as an exhibit to Choice One’s report on Form 10-Q filed August 14, 2001

* Previously filed as an exhibit to Choice One’s report on Form 10-K filed April 1, 2002

% Previously filed as an exhibit to Schedule 13-D (Amendment No. 1) filed April 25, 2002

^ Previously filed as an exhibit to Choice One’s report on Form 10-Q filed August 14, 2002

SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2002

MORGAN STANLEY

By:	/s/ Peter R. Vogelsang

Name: Peter R. Vogelsang
Title: Authorized Signatory

MSCP III, LLC

By:	Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MORGAN STANLEY CAPITAL PARTNERS III, INC.

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MORGAN STANLEY CAPITAL PARTNERS III, L.P.

By:	MSCP III, LLC, as General Partner

By:	Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MSCP III 892 INVESTORS, L.P.

By:	MSCP III, LLC, as General Partner

By:	Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MORGAN STANLEY CAPITAL INVESTORS, L.P.

By:	MSCP III, LLC, as General Partner

By:	Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MSDW CAPITAL PARTNERS IV, LLC

By:	MSDW Capital Partners IV, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MSDW CAPITAL PARTNERS IV, INC

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MORGAN STANLEY DEAN WITTER CAPITAL PARTNERS IV, L.P.

By:	MSDW Capital Partners IV, LLC, as General Partner

By:	MSDW Capital Partners IV, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MSDW IV 892 INVESTORS, L.P.

By:	MSDW Capital Partners IV, LLC, as General Partner

By:	MSDW Capital Partners IV, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

MORGAN STANLEY DEAN WITTER CAPITAL INVESTORS IV, L.P.

By:	MSDW Capital Partners IV, LLC, as General Partner

By:	MSDW Capital Partners IV, Inc., as Member

By:	/s/ Kenneth Clifford

Name: Kenneth Clifford
Title: Managing Director

SCHEDULE A

Executive Officers and Directors
of
Morgan Stanley Capital Partners III, Inc.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. (“MSCP III Inc.”) are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director’s or Executive Officer’s business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to MSCP III Inc. and each individual is a United States citizen.

Name, Business Address	Executive Officer Title

*Howard I. Hoffen	Chairman, Chief Executive Officer and Managing Director
*Karen H. Bechtel	Managing Director
*Bernard Gault	Managing Director
*James S. Hoch	Managing Director
*Michael C. Hoffman	Managing Director
John B. Ehrenkranz	Managing Director
Christian P. Rochat	Managing Director
Gustavo R. Schwed	Managing Director
Leigh J. Abramson	Managing Director
Eric J. Fry	Managing Director
Kenneth F. Clifford	Chief Financial Officer, Treasurer and Managing Director

*Director

SCHEDULE B

Executive Officers and Directors
of
MSDW Capital Partners IV, Inc.

The names of the Directors and the names and titles of the Executive Officers of MSDW Capital Partners IV, Inc. (“MSDWCP IV”) are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director’s or Executive Officer’s business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to MSDWCP IV and each individual is a United States citizen.

Name, Business Address	Executive Officer Title

*Howard I. Hoffen	Chairman, Chief Executive Officer and Managing Director
*Karen H. Bechtel	Managing Director
*Bernard Gault	Managing Director
*James S. Hoch	Managing Director
*Michael C. Hoffman	Managing Director
John B. Ehrenkranz	Managing Director
Christian P. Rochat	Managing Director
Gustavo R. Schwed	Managing Director
Leigh J. Abramson	Managing Director
Eric J. Fry	Managing Director
Kenneth F. Clifford	Chief Financial Officer, Treasurer and Managing Director

*Director

SCHEDULE C

Executive Officers and Directors
of
Morgan Stanley

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley ("MS") and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title

Philip J. Purcell	Chairman of the Board, Chief Executive Officer and Director

Robert G. Scott	President, Chief Operating Officer and Director

Robert P. Bauman	Director

Edward A. Brennan	Director

John E. Jacob	Director

C. Robert Kidder	Director

Charles F. Knight	Director

John W. Madigan	Director

Miles L. Marsh	Director

Michael A. Miles	Director

Laura D’Andrea Tyson	Director

Stephen S. Crawford	Executive Vice President and Chief Financial Officer

Alexander C. Frank	Treasurer

Roger C. Hochschild	Executive Vice President and Chief Strategic and Administrative Officer

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking

Zoe Cruz	Head of Worldwide Fixed Income Division

John P. Havens	Head of Worldwide Institutional Equities Group

Mitchell M. Merin	President and COO, Investment Management

David W. Nelms	President and COO, Discover Financial Services

Stephan F. Newhouse	Co-President and COO, Institutional Securities Group

Vikram S. Pandit	Co-President and COO, Institutional Securities Group

Joseph R. Perella	Chairman of Institutional Securities Group

John H. Schaefer	President and COO, Individual Investor Group